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Filed pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED APRIL 16, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

        This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012. The purpose of this Supplement No. 1 is to disclose:

  •
  the status of our initial public offering;

  •
  a summary of our investments;

  •
  selected financial data;

  •
  our performance—funds from operations and modified funds from operations;

  •
  distributions declared and paid;

  •
  compensation paid to our advisor and our dealer manager;

  •
  information regarding our share repurchase program;

  •
  information regarding our borrowings;

  •
  information regarding our net tangible book value per share;

  •
  information on experts; and

  •
  information incorporated by reference.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

        As of April 10, 2012, we raised total gross proceeds of $242.3 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc., or NSIO REIT.

        As of April 10, 2012, we received and accepted subscriptions in our offering for an aggregate of 21,619,244 shares, or $215,294,177, including 370,257 shares or $3,332,320 sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of April 10, 2012, 88,907,092 shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Summary of Our Investments

        As of the date hereof, we own: (i) nine commercial real estate, or CRE, debt investments; and (ii) three CRE securities. Each of the borrowers underlying these assets is a third-party unaffiliated with us or our sponsor.

CRE Debt Investments

        The following is a summary of our CRE debt investments as of December 31, 2011.

Collateral Type	Location	Initial Maturity Date	Principal Amount	Spread over LIBOR(1)	Current Yield	Yield to Maturity(2)	Loan-to- Value(3)	Origination Fee	Exit Fee
First Mortgage Loans
Multifamily	San Marcos, TX	Mar-14	$4,750,000	4.0%	8.1%	9.0%	70%	1.0%	0.5%
Office	San Mateo, CA	May-14	15,107,400	4.0%	8.0%	8.4%	75%	—	—
Retail	Bradenton, FL	Sep-14	9,500,000	5.0%	8.3%	9.1%	76%	1.0%	—
Hotel	Hampton Rose, VA	Dec-14	29,750,000	5.3%	8.3%	9.4%	66%	1.0%	1.0%
Hotel	Panama City, FL	Dec-14	9,200,000	6.0%	8.6%	9.7%	69%	1.0%	1.0%

Subtotal / weighted average			68,307,400	5.0%	8.3%	9.2%

Mezzanine Loans
Healthcare	El Paso, TX	Dec-16	4,500,000	10.0%	15.2%	16.8%	84%	1.0%	1.0%

Subtotal / weighted average			4,500,000	10.0%	15.2%	16.8%

Total / weighted average			$72,807,400	5.3%	8.7%	9.6%

(1)
All of these loans are subject to a fixed minimum LIBOR rate, or LIBOR floor, with a weighted average LIBOR floor of 3.4% as of December 31, 2011.

(2)
Based on initial maturity and fees received or expected to be received from our borrower and excludes any acquisition fees paid to NS Real Estate Income Trust Advisor, LLC, or our advisor.

(3)
Based on the principal amount divided by either: (i) the cost to the owner; or (ii) the appraised value of the property, as appropriate, as of the date of origination.

        The following is a summary of our CRE debt investments originated subsequent to December 31, 2011.

Collateral Type	Location	Initial Maturity Date	Principal Amount	Fixed Rate	Spread over LIBOR(1)	Current Yield	Yield to Maturity(2)	Loan-to- Value(3)	Origination Fee	Exit Fee
First Mortgage Loans
Hotel	Miami, FL	Jan-15	$12,050,000	—	6.0%	9.1%	10.3%	60%	1.0%	1.0%
Multifamily	Jacksonville, FL	Jan-15	13,500,000	—	5.8%	9.8%	11.1%	80%	1.0%	1.0%

Subtotal / weighted average			25,550,000	—	5.9%	9.5%	10.7%

Mezzanine Loans
Office(4)	New York, NY	Jan-13	52,000,000	11.5%	—	11.7%	17.0%	81%	1.0%	1.0%

Subtotal / weighted average			52,000,000	11.5%	—	11.7%	17.0%

Total / weighted average			$77,550,000	11.5%	5.9%	11.0%	14.9%

(1)
All first mortgage loans are subject to a LIBOR floor, with a weighted average LIBOR floor of 3.5% as of the date hereof.

(2)
Based on initial maturity and fees received or expected to be received from our borrower and excludes any acquisition fees paid to our advisor.

(3)
Based on the principal amount divided by either: (i) the cost to the owner; or (ii) the appraised value of the property, as appropriate, as of the date of origination.

(4)
Includes future funding commitments of $27.0 million which will be funded over the next 18 months.

        None of our CRE debt investments are currently financed.

CRE Securities

        The following is a summary of our CRE securities and related borrowings as of December 31, 2011.

Asset							Borrowing
CMBS Name	Weighted Average Life In Years	Coupon(1)	Current Yield	Yield to Maturity(2)	Principal Amount	Fair Value	Amount	Maturity Date	Coupon
GECMC 2005-C4 A4	3.4	5.3%	8.5%	11.7%	$13,856,000	$15,302,719	$11,629,213	1/28/2015	3.7%
COMM 2006-C7 A4	4.0	5.8%	9.9%	11.7%	15,000,000	16,563,720	12,431,999	2/25/2015	3.7%
LB-UBS 2006-C6 C	4.6	5.5%	8.1%	14.9%	4,000,000	2,879,165	N/A	N/A	N/A

Weighted average / total		5.5%	8.9%	12.8%	$32,856,000	$34,745,604	$24,061,212

(1)
All CMBS are fixed-rate.

(2)
Represents the leveraged yield based on cash flows through expected repayment/sale dates.

Selected Financial Data

        The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each included in our Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated by reference into this prospectus supplement.

			For the Period from January 26, 2009 (inception) to December 31, 2009
	Year Ended December 31,
	2011	2010
Statement of Operations Data:
Revenues
Interest income	$3,092,289	$1,484,691	$94,795

Total revenues	3,092,289	1,484,691	94,795
Expenses
Interest expense	902,482	799,911	—
Advisory fees—related party	265,403	53,760	—
Auditing and professional fees	224,306	238,059	—
General and administrative expenses	834,209	687,282	—

Total expenses	2,226,400	1,779,012	—
Income (loss) from operations	865,889	(294,321)	94,795
Realized gain on investments and other	—	199,604	—
Unrealized gains (losses) on investments and other	732,231	1,724,637	587,096

Net income	1,598,120	1,629,920	681,891
Less: net income attributable to non-controlling interests	103	328	1,361

Net income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$1,598,017	$1,629,592	$680,530

Net income per share of common stock, basic / diluted	$0.22	$0.77	$5.98
Common stock distributions declared per share	$0.79	$0.75	$—
Weighted average number of shares of common stock outstanding	7,118,918	2,104,915	113,828

	December 31,
	2011	2010	2009
Balance Sheet Data:
Assets
Cash	$53,859,334	$20,404,832	$55,630
Real estate securities, available for sale	34,745,604	31,264,331	1,620,000
Real estate debt investments, net	72,937,316	—	—
Total assets	169,365,048	52,077,933	3,498,914
Liabilities
Borrowings	24,061,212	24,061,212	—
Distribution payable	996,287	208,594	—
Total liabilities	33,458,494	24,525,680	1,815,023
Equity
Stockholders' equity	135,902,207	27,548,019	1,680,530
Non-controlling interests	4,347	4,234	3,361
Total equity	135,906,554	27,552,253	1,683,891

			For the Period from January 26, 2009 (inception) to December 31, 2009
	Year Ended December 31,
	2011	2010
Other Data:
Cash flow provided by (used in):
Operating activities	$1,175,030	$(105,907)	$53,630
Investing activities	(75,527,400)	(27,763,765)	(1,000,000)
Financing activities	107,806,872	48,218,874	1,002,000

Our Performance—Funds from Operations and Modified Funds from Operations

        We compute funds from operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with generally accepted accounting principles, or U.S. GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. We believe FFO, a non-GAAP measure, is an appropriate measure of the operating performance of a REIT and of our company in particular.

        However, changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT's definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. Additionally, publicly registered, non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance. Due to these and other unique features of publicly registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT. The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-traded REITs. MFFO is a metric used by management to evaluate sustainable performance and distribution policy. MFFO is not equivalent to our net income or loss as determined under U.S. GAAP.

        We compute MFFO in accordance with the definition established by the IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the current IPA definition. MFFO excludes from FFO the following items:

  •
  acquisition fees and expenses;

  •
  straight-line rent and amortization of above or below intangible lease assets and liabilities;

  •
  amortization of discounts and premiums on debt investments;

  •
  non-recurring impairment of real estate-related investments;

  •
  realized gains (losses) from the early extinguishment of debt;

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  realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

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  unrealized gains (losses) from fair value adjustments on real estate securities, including commercial mortgage-backed securities and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

  •
  unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

  •
  adjustments related to contingent purchase price obligations; and

  •
  adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

        We believe that MFFO is helpful to management and investors in assessing our future operating performance and the sustainability of our distributions, especially when our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO has certain limitations. For instance, the effect of any accretion or amortization on investments originated or acquired at a discount or premium, respectively, will not be reported in MFFO.

        Neither FFO nor MFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and MFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor MFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

        Set forth below is a reconciliation of FFO and MFFO to net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders for the four quarters ending December 31, 2011:

	Quarter Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Funds from Operations:(1)
Net (loss) income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$(102,942)	$621,359	$91,496	$988,104

Funds from Operations	$(102,942)	$621,359	$91,496	$988,104

Modified Funds from Operations:
Funds from Operations	$(102,942)	$621,359	$91,496	$988,104
Amortization of premiums, discounts and fees on investments	31,925	37,963	20,785	(5,475)
Unrealized losses (gains) from fair value adjustments	4,407	(585,719)	278,519	(429,438)

Modified Funds from Operations	$(66,610)	$73,603	$390,800	$553,191

(1)
During the fourth quarter 2011, we capitalized fees incurred to our advisor of $728,074 in connection with the origination of CRE debt investments in accordance with accounting standards for loan originations. Such fees were previously expensed. The financial information above contains reclassifications to conform to such presentation.

Distributions Declared and Paid

        We generally pay distributions on a monthly basis based on daily record dates. Since the commencement of our operations on October 18, 2010 through December 31, 2011, we have paid distributions at a rate of $0.002191781 per share per day, which if paid over a 365-day period, is equivalent to an 8% annualized distribution rate based on a purchase price of $10.00 per share of our common stock.

        The following chart provides information regarding quarterly distributions paid for the fiscal quarters in 2011:

		Distributions Paid(1)
	Distributions Declared				Cash Flow from Operations(2)
Quarter Ended		Cash	DRP	Total
March 31, 2011	$688,699	$527,087	$161,612	$688,699	$141,732
June 30, 2011	1,003,067	716,660	286,407	1,003,067	(33,585)
September 30, 2011	1,493,156	1,034,925	458,231	1,493,156	249,576
December 31, 2011	2,470,764	1,606,664	864,100	2,470,764	817,307

Total	$5,655,686	$3,885,336	$1,770,350	$5,655,686	$1,175,030

(1)
Distributions Paid represents distributions earned for such period, even though such distributions are actually paid to stockholders following the month in which they are earned.

(2)
Contains reclassifications to conform with our consolidated financial statements on Form 10-K for the year ended December 31, 2011.

        The distributions paid in excess of our cash flows from operations were paid using offering proceeds, including the purchase of additional shares by our sponsor. Our sponsor has committed to purchase up to $10 million of shares of common stock at a price of $9.00 per share until July 19, 2013 under certain circumstances to provide additional funds to support distributions to stockholders. The following summarizes shares purchased by our sponsor for the fiscal quarters in 2011:

Quarter Ended	Shares	Purchase Price(1)
March 31, 2011	58,565	$527,085
June 30, 2011	79,629	716,661
September 30, 2011	71,569	644,121
December 31, 2011	117,055	1,053,495

Total	326,818	$2,941,362

(1)
All shares were purchased at a price of $9.00 per share.

        As of December 31, 2011, we had paid cumulative distributions of $6.1 million as compared to cumulative FFO of $1.0 million. From inception through December 31, 2011 and including the results of NSIO prior to our merger in October 2010, we declared commulative distributions of $7.2 million compared to cummulative FFO of $3.9 million.

        Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies. As a result, future distributions declared and paid may exceed cash flow from operations.

        Our board of directors approved a monthly cash distribution of $0.002185792 per day per share of common stock, which if paid each day over a 365-day period, is equivalent to an 8% annualized distribution rate based on a purchase price of $10.00 per share of our common stock, for the months ended January 31, 2012 through June 30, 2012. Each distribution will be paid to stockholders of record during the relevant period. There is no guarantee that we will continue to pay distributions at this rate or at all. Investors may choose to receive their distributions in cash or apply them to the purchase of additional shares through our DRP.

 Compensation Paid to Our Advisor and Our Dealer Manager

        The following summarizes the fees and reimbursements we paid to our advisor and NorthStar Realty Securities, LLC, or our dealer manager, for the years ended December 31, 2011 and 2010.

	Year ended December 31,
Type of Fee or Reimbursement	2011	2010
Organization and Offering Stage
Selling commissions	$8,349,565	$1,701,560
Dealer manager fees	3,674,212	774,360
Other organization and offering expenses	1,846,305	411,428
Acquisition and Development Stage
Acquisition fee	728,074	—
Asset management fees	265,403	53,760
Operating expenses(1)	556,087	92,898
Liquidation/Listing Stage
Disposition fee	—	—
Special units (distributions or redemption payment)	—	—

(1)
For the year ended December 31, 2010, $390,119 of operating expenses were paid by NSIO REIT prior to the merger with the company.

        As of December 31, 2011, the aggregate amount of fees and reimbursements accrued but not yet paid to our advisor was $1,253,089, representing operating expenses, general and administrative expenses, organization and offering costs, asset management fees and acquisition fees.

Information Regarding Our Share Repurchase Program

        We have adopted a share repurchase program that may enable stockholders to sell their shares to us in limited circumstances. We are not obligated to repurchase shares pursuant to this program. For the year ended December 31, 2011, we received one request, which we fulfilled in January 2012, for the redemption of 17,927 shares of common stock at $9.25 per share. We used cash from proceeds of the purchases of shares in our DRP to fulfill the request. No stockholder is eligible to participate in the share redemption program (other than with respect to requests made as a result of death or qualifying disability) until the stockholder has held the shares for at least one year.

Our Borrowings

        As of December 31, 2011, our leverage, defined as total borrowings as a percentage of our total assets (other than cash, cash equivalents, intangibles and fair value adjustments on our CRE securities) less total liabilities, was approximately 30%. As of December 31, 2011, we had total outstanding borrowings of $24.1 million.

Our Net Tangible Book Value Per Share

        The offering price in our offering is higher than the net tangible book value per share of our common stock as of December 31, 2011. Net tangible book value per share is calculated including tangible assets but excluding intangible assets such as deferred costs or goodwill and any other asset that cannot be sold separately from all other assets of the business as well as intangible assets for which recovery of book value is subject to significant uncertainty or illiquidity, less liabilities and is a non-GAAP measure. There are no rules or authoritative guidelines that define net tangible book value; however, it is generally used as a conservative measure of net worth, approximating liquidation value.

Our net tangible book value reflects dilution in value of our common stock from the issue price as a result of: (i) the substantial fees paid in connection with our initial public offering, including selling commissions and dealer manager fees paid to our dealer manager; and (ii) the fees and expenses paid to our advisor in connection with the selection, origination, acquisition and sale of our investments and the management of our company.

        As of December 31, 2011, our net tangible book value per share was $8.58, compared with our primary offering price per share of $10.00 (ignoring purchase price discounts for certain categories of purchasers) and our DRP price per share of $9.50. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Although we do not believe net tangible book value is an indication of the value of our shares, if we were to liquidate our assets at this time, you would likely receive less than the purchase price for your shares due to the factors described above with respect to the dilution in value of our common stock.

        Further, investors who purchase shares in our offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.

Experts

        The consolidated balance sheets of NorthStar Real Estate Income Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity and cash flows for the years ended December 31, 2011 and 2010 and for the period from January 26, 2009 through December 31, 2009 have been incorporated by reference herein in reliance of said reports of Grant Thornton LLP, independent registered public accounting firm upon the authority of said firm as experts in accounting and auditing in giving the said report.

Incorporation of Certain Documents by Reference

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at www.northstarreit.com. There is additional information about us and our advisor and its affiliates at the website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

        The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be "furnished" and not filed in accordance with SEC rules:

  •
  Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 2, 2012; and

  •
  Current Reports on Form 8-K filed with the SEC on January 18, 2012 and April 13, 2012.

        We will provide to each person to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

NorthStar Real Estate Income Trust, Inc.
Attn: Investor Relations
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

        The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. SUPPLEMENT NO. 1 DATED APRIL 16, 2012 TO THE PROSPECTUS DATED APRIL 16, 2012
Status of Our Initial Public Offering
Summary of Our Investments
Selected Financial Data
Our Performance—Funds from Operations and Modified Funds from Operations
Distributions Declared and Paid
Compensation Paid to Our Advisor and Our Dealer Manager
Information Regarding Our Share Repurchase Program
Our Borrowings
Our Net Tangible Book Value Per Share
Experts
Incorporation of Certain Documents by Reference